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                                                               Page 1 of 4 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           Great Plains Software, Inc.
                     --------------------------------------


                                  Common Stock
                     --------------------------------------


                                    39119E105
                      -------------------------------------


                                  March 1, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / / Rule 13d-1(b)
         / / Rule 13d-1(c)
         /X/ Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))

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                                                               Page 2 of 4 pages

                                 SCHEDULE 13G
                                 ------------


CUSIP NO.    39119E105
           ---------------------------------


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Douglas J. Burgum

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         N/A                                                        (a)   [__]
                                                                    (b)   [__]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States Citizen

                               5.   SOLE VOTING POWER            1,647,001*
         NUMBER OF
          SHARES
       BENEFICIALLY            6.   SHARED VOTING POWER          0
         OWNED BY
           EACH
        REPORTING              7.   SOLE DISPOSITIVE POWER       1,647,001*
          PERSON
           WITH
                               8.   SHARED DISPOSITIVE POWER     0


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,647,001*

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                                                                  [--]
         N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.5%


*1,584,402 shares are owned by Reporting Person and 62,599 are options exercisable within 60 days of this Report.

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                                                               Page 3 of 4 pages

12.      TYPE OF REPORTING PERSON*

         IN


ITEM 1(a).        Name of Issuer
                  --------------

                  Great Plains Software, Inc.


ITEM 1(b).        Address of Issuer's Principal Executive Offices
                  -----------------------------------------------

                  1701 S.W. 38th Street
                  Fargo, ND 58103


ITEM 2(a).        Names of Person Filing
                  ---------------------

                  Douglas J. Burgum


ITEM 2(b).        Address of principal business office
                  ------------------------------------

                  1701 S.W. 38th Street
                  Fargo, ND 58103


ITEM 2(c).        Citizenship
                  -----------

                  United States Citizen


ITEM 2(d).        Title of Class of Securities
                  ----------------------------

                  Common Stock, $.01 par value


ITEM 2(e).        CUSIP Number
                  ------------

                  39119E105


ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)- 2(b), check whether the person filing it is a:
                  --------------

                  N/A


ITEM 4.           Ownership
                  ---------

         (a)      Amount beneficially owned 1,647,001*

                  *1,584,402 shares are owned by Reporting Person and 62,599 are options exercisable within 60 days of this Report.

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        (b)  Percent of class

             10.5%

        (c)  Number of shares as to which such person has:

             (i)      sole power to vote or to direct the vote 1,647,001

             (ii)     shared power to vote or to direct the vote 0

             (iii) sole power to dispose or to direct the disposition of 1,647,001

             (iv) shared power to dispose or to direct the disposition of 0


ITEM 5.      Ownership of Five Percent or Less of a Class
            --------------------------------------------

            N/A


ITEM 6.     Ownership of More than Five Percent on Behalf of
            Another Person
            -------------------------------------------------

            N/A


ITEM 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company
            ------------------------------------------------------------

            N/A


ITEM 8.     Identification and Classification of Members of the Group
            ---------------------------------------------------------

            N/A


ITEM 9.     Notice of Dissolution of Group
            ------------------------------

            N/A


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2000.


                             /s/ Douglas J. Burgum
                             ----------------------------------------
                             Douglas J. Burgum